Mail Stop 4720

January 20, 2011

Carol W. Soto
Chief Financial Officer
Atlantic Southern Financial Group, Inc.
1701 Bass Road
Macon, Georgia 31210

      **Re:    Atlantic Southern Financial Group, Inc.**
             **Form 10-Q for Fiscal Quarter Ended**
             **September 30, 2010**
             **File No. 0-51112**

Dear Ms. Soto:

      We have completed our review of your filings and have no further comments at this time.

             Sincerely,


             John P. Nolan
             Senior Assistant Chief Accountant